UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Fundrise Growth Tech Interval Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):
11 Dupont Circle NW, 9th Floor
Washington, D.C.  20036

Telephone Number (including area code): (202)-584-0550

Name and address of agent for service of process:
Bjorn J. Hall
Rise Companies Corp.
11 Dupont Circle NW, 9th Floor
Washington, D.C.  20036

With copies of Notices and Communications to:
Sara P. Crovitz
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Suite 700
Washington, DC  20006-1871

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  [X]                              NO  [  ]

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on the 16th day of June, 2021.

Fundrise Growth Tech Interval Fund, LLC

	By:	Fundrise Advisors, LLC, its manager

	By:	/s/ Benjamin S. Miller
`	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Attest:	/s/ Bjorn J Hall
Name:	Bjorn J Hall
Title:	General Counsel